UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

February 13, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains a copy of our press release entitled  “ NXP draws USD 200 million under its revolving credit facility”, dated February 13, 2009

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the thirteenth day of February 2009.

NXP B.V.

/s/ Karl-Henrik Sundström
Karl-Henrik Sundström
(Chief Financial Officer)

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NXP Semiconductors draws USD 200 million under its revolving credit facility

Eindhoven, The Netherlands, February 13, 2009 – NXP Semiconductors today announces that it has received USD 200 million by drawing under its available revolving credit facility.

Karl-Henrik Sundström, Chief Financial Officer of NXP said today:

“In view of the continuing global financial turmoil we are drawing USD 200 million under our revolving credit facility. This is a proactive financial decision in order to secure availability of this facility in a turbulent financial market environment.”

The company previously received USD 400 million under its revolving credit facility on November 26 2008. With the proceeds from the drawdown, NXP further strengthens its already solid liquidity position.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 33,500 employees working in more than 20 countries and posted sales of USD 6.3 billion (including the Mobile & Personal business) in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25202

lieke.de.jong-tops@nxp.com

Investors:

Jan Maarten Ingen Housz

Tel. +31 40 27 28685

janmaarten.ingen.housz@nxp.com

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